EXHIBIT 99.1

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

Room 805, Block 15, No. A1 Chaoqian Road

Science and Technology Park, Changping District

Beijing 102200

People’s Republic of China

+86 10-6597-8118

December 12, 2022

Dear China Liberal Education Holdings Limited Shareholders:

You are cordially invited to an annual general meeting of shareholders of China Liberal Education Holdings Limited (“China Liberal” or the “Company”) to be held on December 30, 2022, at 9:30 a.m., China Standard Time, at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China. At the meeting, you will be asked to vote on the important matters described in detail in the notice of annual general meeting of shareholders and the proxy statement accompanying this letter.

The Meeting and any or all adjournments thereof will be held for the following purposes:

(a) to approve the election of existing directors of the Company to hold office until the next annual general meeting of the Company (“Director Re-election Proposals”); and

(b) to adopt the Company’s annual accounts for the fiscal year ended December 31, 2021 (“Annual Accounts Proposal”).

The accompanying proxy statement provides important information regarding the annual general meeting described above. You are urged to read carefully the accompanying proxy statement, the annexes included with the proxy statement and the documents incorporated by reference into the proxy statement. You can also obtain information about China Liberal from documents that it has previously filed with the U.S. Securities and Exchange Commission.

Regardless of the number of ordinary shares of the Company of US$0.001 par value each (the “Shares”) that you own, your vote is very important. Even if you plan to attend the annual general meeting in person, we request that you submit your proxy card, the forms of which are attached as Annex A to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company’s proxy agent no later than December 28, 2022 at 12:00 p.m. (China Standard Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s amended and restated articles of association currently in effect. Voting at the annual general meeting will take place by poll voting, as the chairwoman of the board of directors of the Company (the “Board”) (who will also act as chairwoman of the annual general meeting) has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on November 30, 2022.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the annual general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the annual general meeting in person, you must obtain from the registered holder a proxy issued in your name.

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If you have any questions or need assistance voting your shares, please contact our Investor Relations Department in writing at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China. Attention: Investor Relations, or call our Investor Relations Department at +86 10-6597-8118.

Sincerely,

/s/ Ngai Ngai Lam

Ngai Ngai Lam

Chairwoman of the Board, China Liberal Education Holdings Limited

The accompanying proxy statement is dated December 12, 2022.

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PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

Room 805, Block 15, No. A1 Chaoqian Road

Science and Technology Park, Changping District

Beijing 102200

People’s Republic of China

+86 10-6597-8118

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 12, 2022

Notice is hereby given that China Liberal Education Holdings Limited (the “Company” or “China Liberal”) will hold an annual general meeting of shareholders on December 30, 2022, at 9:30 a.m., China Standard Time, at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China.

Only registered holders of ordinary shares of the Company of US$0.001 par value each (the “Shares”) at the close of business in the Cayman Islands on November 30, 2022 or their proxy holders are entitled to vote at this annual general meeting or any adjournment thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

THAT, Ngai Ngai Lam be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam”);

THAT, Fangzhong Sun be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”);

THAT, Ngo Yin Tsang be re-elected as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”);

THAT, Xinyu Deng be re-elected as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xinyu Deng”);

THAT, Wandong Chen be re-elected as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Wandong Chen”, together with the Re-election of Ngai Ngai Lam, the Re-election of Fangzhong Sun, the Re-election of Ngo Yin Tsang and the Re-election of Xinyu Deng, the “Director Re-election”, and the proposal to approve the Director Re-election, the “Director Re-election Proposals”); and

THAT, the Company’s annual accounts for the fiscal year ended December 31, 2021 be authorized, approved and adopted (the “Adoption of Annual Accounts” and the proposal to approve the Adoption of Annual Accounts, the “Annual Accounts Proposal”).

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The Board of Directors recommends a vote “FOR” each of the Proposals.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the annual general meeting in person, we request that you submit your proxy card, the forms of which are attached as Annex A to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and (i) mail the proxy card in the enclosed return envelope as soon as possible to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, (ii) vote it online at www.proxyvote.com, or (iii) vote it by phone at 1-800-690-6903 no later than December 28, 2022 at 12:00 p.m. (China Standard Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s amended and restated articles of association currently in effect. Voting at the annual general meeting will take place by poll voting, as the Chairwoman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on November 30, 2022.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the annual general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the annual general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

The Company is actively monitoring the circumstances surrounding the COVID-19 pandemic and is sensitive to the public health and travel concerns shareholders may have and the protocols or restrictions that federal, state, and local governments may impose. In the event it is not possible or advisable to hold the annual general meeting in person, the Company will publicly announce a determination to hold a virtual annual general meeting by filing a notice of the change(s) to the annual general meeting, and in a press release available at the Company’s website as soon as practicable before the annual general meeting. In the event the annual general meeting is conducted virtually, it will be held at the same time and on the same date as indicated above, via a live audio webcast. You or your proxyholder will be able to participate, vote and examine the list of shareholders at a virtual annual general meeting in the event that the annual general meeting is not held in person.

Notes:

1. Where there are joint holders of any Share, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The chairperson of the annual general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

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5. Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by China Liberal at its offices at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China, at least two hours before the commencement of the annual general meeting, or adjourned meeting at which such proxy is used.

By Order of the Board of Directors,

/s/ Ngai Ngai Lam

Ngai Ngai Lam

Chairwoman of the Board, China Liberal Education Holdings Limited

Beijing, China

December 12, 2022

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PROXY STATEMENT

Dated December 12, 2022

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of China Liberal Education Holdings Limited can be voted at the annual general meeting by submitting your proxy card or by contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the annual general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the annual general meeting in accordance with your instructions.

If you submit your signed proxy card without indicating how you wish to vote, the Shares represented by your proxy will be voted in favor of the resolutions to be proposed at the annual general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact China Liberal at Investor Relations, Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the annual general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of China Liberal. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned shares of China Liberal prior to the close of business in the Cayman Islands on November 30, 2022, the share record date. This proxy statement and proxy card relate to our annual general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder, to vote.

This proxy statement summarizes certain information you need to know to vote at the annual general meeting. All shareholders are cordially invited to attend the annual general meeting in person. However, you do not need to attend the annual general meeting to vote your Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the annual general meeting be held?

The annual general meeting will be held on December 30, 2022, at 9:30 a.m., China Standard Time, at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China.

What will I be asked to vote upon at the annual general meeting?

At the annual general meeting, you will be asked to vote upon the following:

•	as an ordinary resolution, to re-elect Ngai Ngai Lam as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam);

•	as an ordinary resolution, to re-elect Fangzhong Sun as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”);

•	as an ordinary resolution, to re-elect Ngo Yin Tsang as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”);

•	as an ordinary resolution, to re-elect Xinyu Deng as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xinyu Deng”);

•

as an ordinary resolution, to re-elect Wandong Chen as an independent director of the Company to hold office until the next annual general meeting of the Company  (the “Re-election of Wandong Chen”, together with the Re-election of Ngai Ngai Lam, the Re-election of Fangzhong Sun, the Re-election of Ngo Yin Tsang and the Re-election of Xinyu Deng, the “Director Re-election”, and the proposal to approve the Director Re-election, the “Director Re-election Proposals”); and

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as an ordinary resolution, to adopt the Company’s annual accounts for the fiscal year ended December 31, 2021 (the “Adoption of Annual Accounts” and the proposal to approve the Adoption of Annual Accounts, the “Annual Accounts Proposal”).

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What are the Director Re-election Proposals?

The proposals to re-elect all existing five members of the Board, namely Ngai Ngai Lam, Fangzhong Sun, Ngo Yin Tsang, Xinyu Deng, and Wandong Chen to hold office until the next annual general meeting of the Company.

What is the Annual Accounts Proposal?

The proposal to approve and adopt the Company’s annual accounts for the fiscal year ended December 31, 2021.

Who can vote at the annual general meeting of shareholders of the Company? What constitutes a quorum?

Holders of record of Shares at the close of business in the Cayman Islands on November 30, 2022, which we refer to as the “record date”, are entitled to notice of and to vote at the annual general meeting. Holders of record of Shares on the record date are entitled to one vote per share at the annual general meeting on (i) the Director Re-election Proposals; and (ii) the Annual Accounts Proposal. Voting at the annual general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

The presence, in person, by proxy or (being a corporate entity) by a duly authorized representative not being himself a shareholder (“corporate representative”), of one or more shareholders who together hold Shares which carry not less than an aggregate of one-third in nominal value of the total issued voting Shares entitled to vote upon the business to be transacted shall constitute a quorum for the annual general meeting. Shares represented at the annual general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the annual general meeting for purposes of determining the presence or absence of a quorum for the annual general meeting.

What vote is required to approve each of the proposals?

The approval of each of the Director Re-election Proposals requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the annual general meeting.

The approval of the Annual Accounts Proposal requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the annual general meeting.

How do I vote or change my vote?

Voting of Shares

If you own Shares, you may vote by proxy or in person at the annual general meeting.

Voting in Person—If you hold Shares in your name as a shareholder of record and plan to attend the annual general meeting and wish to vote in person, please bring proof of identification with you to the annual general meeting. Even if you plan to attend the annual general meeting, we strongly encourage you to submit a proxy for your Shares in advance as described below, so your vote will be counted if you later decide not to attend. If your Shares are held in “street name,” which means your Shares are held of record by a broker, bank or other nominee, and you wish to vote at the annual general meeting, you must bring to the annual general meeting a proxy from the record holder of the Shares (your broker, bank or nominee) authorizing you to vote at the annual general meeting. To do this, you should contact your broker, bank or nominee.

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Voting by Proxy—If you hold Shares in your name as a shareholder of record, then you will receive the notice for the annual general meeting and a proxy card from us. You may submit a proxy for your Shares without attending the annual general meeting (i) by mail by completing, signing, dating and returning the proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, (ii) by voting it online at www.proxyvote.com, or (iii) by voting it by phone at 1-800-690-6903, no later than December 28, 2022 at 12:00 p.m. (China Standard Time). If you hold Shares in “street name” through a broker, bank or other nominee, then you will receive the notice for the annual general meeting from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided. All Shares represented by properly executed proxies received in time for the annual general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Director Re-election Proposals, and “FOR” the Annual Accounts Proposal.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the annual general meeting. If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time at least two hours prior to the commencement of the annual general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, on or before December 28, 2022 at 12:00 p.m. (China Standard Time), or by attending the annual general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the annual general meeting without voting will not by itself revoke a proxy. If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

If my Shares are held in a brokerage account, will my broker vote my Shares for me?

Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by the Company on behalf of the Board. The Company will bear the costs of holding the annual general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. The Company’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares. If you are a holder of record and your Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

What do I need to do now?

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein. After you have done so, please vote as soon as possible.

Who can help answer my other questions?

If you have more questions about the Director Re-election Proposal or the Annual Accounts Proposal, need assistance in submitting your proxy or voting your Shares, or need additional copies of the proxy card, you should contact the Company’s Investor Relations Officer in writing at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China. Attention: Investor Relations, or call the Company’s Investor Relations Department at +86-10-6597-8118.

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THE ANNUAL GENERAL MEETING

Time, Place and Purpose of the Annual general meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board for use at the annual general meeting to be held at our offices, located at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China, on December 30, 2022, at 9:30 a.m., China Standard Time, or at any adjournment thereof.

The purpose of the annual general meeting is for our shareholders to consider and vote upon:

(i)	the Director Re-election Proposals (“Proposals I”); and

(ii)	the Annual Accounts Proposal (“Proposal II”).

Record Date and Quorum

You are entitled to attend and vote at the annual general meeting if you have Shares registered in your name in the Company’s register of members at the close of business in the Cayman Islands on November 30, 2022, the Share record date for voting at the annual general meeting. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the annual general meeting and any adjournment thereof. As of the Share record date, there were 31,598,333 Shares issued and outstanding and entitled to vote at the annual general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is December 28, 2022 at 12:00 p.m. (China Standard Time). See “Procedures for Voting” below.

Procedures for Voting

Holders of record of our Shares may vote their Shares by attending the annual general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is December 28, 2022 at 12:00 p.m. (China Standard Time).

Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote their shares at the annual general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China, Attention: Investor Relations, or call the Company’s Investor Relations Department at +86-10-6597-8118]

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the annual general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted “FOR” the approval of the Director Re-election Proposals and “FOR” the approval of the Annual Accounts Proposal.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

Shares represented at the annual general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the annual general meeting for purposes of determining the presence or absence of a quorum for the annual general meeting.

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Revocability of Proxies

Holders of our Shares may revoke their proxies in one of three ways:

First, a shareholder can deliver written notice of revocation to our Investor Relations Department at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China at any time at least two hours prior to the commencement of the annual general meeting;

Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than 12:00 p.m. (China Standard Time) on December 28, 2022; or

Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the annual general meeting.

If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by China Liberal on behalf of the Board. China Liberal will bear the costs of holding the annual general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. The Company’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

Internet Availability of Proxy Materials

We are providing this notice to inform you that the proxy materials are available at China Liberal’s investor relations website at http://ir.chinaliberal.com/.

Questions and Additional Information

If you have more questions about the Director Re-election Proposals or the Annual Accounts Proposal, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy card, you should contact our Investor Relations Department in writing at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China, Attention: Investor Relations, or call the Company’s Investor Relations Department at +86-10-6597-8118.

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PROPOSAL I: THE DIRECTOR RE-ELECTION PROPOSALS

The Director Re-election Proposals would authorize the re-election of each of the five existing members of the Board to hold office until the next annual general meeting of the Company.

Directors For Election

The Directors named below will seek re-election at the annual general meeting. If re-elected, each director will hold office until the next annual general meeting of the Company.

Ms. Ngai Ngai Lam has served as the Company’s director, chairperson of the board of directors and chief executive officer since July 2020. Ms. Lam has served as the chairperson of China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”), a limited liability company formed in the PRC and a wholly-owned subsidiary of the Company, since January 2015. Ms. Lam has over 25 years of experience in business and has led the growth of China Liberal Beijing since 2015, growing it from a company solely focused on Sino-foreign jointly managed academic programs to one that provides comprehensive educational services with multiple business lines. Ms. Lam graduated from Shishi City Hanjiang Middle School in Fujian, China in 1983.

Mr. Fangzhong Sun has served as the Company’s director since February 2022. Since June 2014, Mr. Fangzhong Sun as served as the Chief Education Specialist and director of China Liberal Beijing. Since June 2004, Mr. Fangzhong Sun has served as an expert at the Ministry of Education of the People’s Republic of China. From October 2004 to November 2014, Mr. Fangzhong Sun served as the vice president of China Higher Vocational and Technical Education Research Association. From September 1995 to October 2014, Mr. Sun was the president of Fujian Higher Vocational Education Research Association. Prior to that, Mr. Fangzhong Sun served as the president of Fuzhou Vocational and Technical College from October 2002 to July 2008. In 1984, Mr. Fangzhong Sun participated in the formation of Minjiang Vocational University (“MVU”), and from November 1984 to October 2002, Mr. Fangzhong Sun successively served as Secretary and President of Gulou Branch of MVU, Deputy Secretary of the Party Committee of MVU, Vice President, Executive Vice President, and President of MVU. Mr. Fangzhong Sun obtained his bachelor’s degree in Inorganic Chemical Technology from Fuzhou University in 1969.

Ms. Ngo Yin Tsang has served as the Company’s independent director since May 2020. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based investment holding company. Since October 2021, Ms. Tsang has served as an independent non-executive director of Fu Shek Financial Holdings Limited, a public company listed on the Hong Kong Stock Exchange providing placing and underwriting services, securities trading services, margin financing services and asset management services in Hong Kong. From December 2016 to June 2021, Ms. Tsang was an independent non-executive director of Standard Development Group Limited (formerly known as LKS Holding Group Limited), a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Since November 2020, Ms. Tsang has been the company secretary and chief financial officer with DTXS Silk Road Investment Holdings Company Limited, a public company listed on the Hong Kong Stock Exchange engaging in auction business, winery, trading, property development and investment in China and Hong Kong. From July 2017 to April 2019, Ms. Tsang was the company secretary with Zhuoxin International Holdings Limited, a company formerly listed on the Hong Kong Stock Exchange engaging in the trading of electronic hardware components as well as property development and investment. Ms. Tsang has over 20 years of experience in corporate finance projects, corporate governance monitoring, financial management, internal control and auditing. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University, a bachelor’s degree in Law from Tsinghua University, and a master’s degree in Law from the University of Wolverhampton. She is a member of the American Institute of Certified Public Accountants and also a member of Hong Kong Institute of Certified Public Accountants.

Mr. Wandong Chen has served as the Company’s independent director since July 2021. Mr. Wandong Chen has over 18 years of experience in accounting and finance. Mr. Wandong Chen has served as a partner at Moore Stephens Da Hua CPAs since December, 2016. Prior to that, Mr. Wandong Chen served as the deputy general manager at Beijing De He CPAs from May 2010 to November 2016. Mr. Chen received his bachelor’s degree in accounting from Harbin University of Commerce in 2000.

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Ms. Xinyu Deng has served as the Company’s independent director since July 2021. Since September 2010, Ms. Deng has served as the chief general counsel at Baomihua.com, a China-based media company. Prior to that, Ms. Deng served as a lawyer at Beijing Mingtai Law Firm from May 2009 to August 2010 and a lawyer at Yingke Law Firm from January 2005 to April 2009. Ms. Deng received her bachelor’s degree in law from Peking University in 2001.

Required Vote

Approval of each of the Director Re-election Proposals requires not less than a simple majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the annual general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE RE-ELECTION OF EACH OF THE DIRECTORS WITHIN PROPOSAL I, THE DIRECTOR RE-ELECTION PROPOSALS.

8

PROPOSAL II: THE ANNUAL ACCOUNTS PROPOSAL

The Annual Accounts Proposal would authorize, approve, and adopt the Company’s annual accounts for the fiscal year ended December 31, 2021.

Required Vote

Approval of the Annual Accounts Proposal requires not less than a simple majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the annual general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL II, THE ANNUAL ACCOUNTS PROPOSAL.

9

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the reporting requirements of the Securities Exchange Act of 1944, as amended, applicable to foreign private issuers and files annual reports with and furnishes current reports on Form 6-K to the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

The Company maintains a corporate website at http://www.chinaliberal.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this proxy statement.

To receive timely delivery of the documents in advance of the annual general meeting, you should make your request no later than December 23, 2022, which is five business days before the annual general meeting.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE ANNUAL GENERAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED DECEMBER 12, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares they represent as the Board may recommend.

By order of the Board of Directors

December 12, 2022	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chairwoman of the Board, China Liberal Education Holdings Limited

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ANNEX A

Form of Proxy Card

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 12:00 p.m. China Standard Time on 12/28/2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 12:00 p.m. China Standard Time on 12/28/2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

Nominees

	For	Against	Abstain
1a. Ngai Ngai Lam	☐	☐	☐
1b. Fangzhong Sun	☐	☐	☐
1c. Ngo Yin Tsang	☐	☐	☐
1d. Xinyu Deng	☐	☐	☐
1e. Wandong Chen	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. To authorize, approve and adopt the Company's annual accounts for the fiscal year ended December 31, 2021;	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000585518_1 R1.0.0.3

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice & Proxy Statement and Form 20-F are available at www.proxyvote.com

CHINA LIBERAL EDUCATION HOLDINGS LIMITED
Annual General Meeting of Shareholders
December 30, 2022 9:30 a.m., China Standard Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Ngai Ngai Lam and Linda Ding, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of CHINA LIBERAL EDUCATION HOLDINGS LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 9:30 a.m., China Standard Time on December 30, 2022, at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing, People's Republic of China 102200, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000585518_2 R1.0.0.3